LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

September 25, 2015

Heather Percival

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	LDK Solar CO., Ltd.

Amendment No. 1 to Registration Statement on Form F-3

Filed August 28, 2015

File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

This is in response to the Staff’s comment letter of September 15, 2015 relating to the amendment no. 1 to our registration statement on Form F-3 filed on August 28, 2015. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Selling Securityholders, page 29

1.	We note your response to prior comment 3; however, please provide your analysis of how you are able to omit the names of selling security-holders, including applicable authority on which you rely.

We respectfully advise the Staff that we have revised the disclosures on the selling securityholders in the prospectus in light of our F-3 transaction eligibility.

Exhibit 5.2

2.	We note your response to prior comment 16; however, please limit your remaining assumption regarding the “truth and accuracy of all matters set forth in all documents” to factual matters.

We respectfully advise the Staff that our U.S. counsel has revised the opinion accordingly.

Exhibit 8.2

3.	We note your response to prior comment 21; please describe the degree of uncertainty in the opinion and give a “should” or “more likely than not” opinion. In this regard, we note that you continue to disclose what the tax consequences “may” be and what the tax consequences would be “if” specified circumstances exist. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19 (October 14, 2011).

We respectfully advise the Staff that we have further revised the Chinese tax disclosure in light of the recent developments and similar tax issues encountered by other similarly-situated Chinese listed companies.

4.	We note your response to prior comment 11; please revise the opinion to remove the limitation on reliance remaining in the third paragraph on page 2 of this exhibit.

We respectfully advise the Staff that our Chinese counsel has revised the opinion accordingly.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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